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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-27374

(Check one)

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|Form N-SAR

         For period ended   December 31, 1998

         |_|  Transition Report on Form 10-K

         |_|  Transition Report on Form 20-F

         |_|  Transition Report on Form 11-K

         |_|  Transition Report on Form 10-Q

         |_|  Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant    RainTree Healthcare Corporation

         Former Name if Applicable          Unison HealthCare Corporation

Address of principal executive office (Street and Number)  15300 N 90th Street
                                                            Suite 100

City, State and Zip Code  Scottsdale, Arizona  85260

                                     PART II
                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         -- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

                  RainTree Healthcare Corporation (the "Company") previously reported that it emerged from Chapter 11 bankruptcy protection effective January 31, 1999. Management is focusing its efforts on implementing its plan of reorganization and completing the financial restructuring of the Company. In addition, a new board of directors was put in place in March 1999. These events have delayed the preparation of the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998. The Company plans to file the Form 10-K on or before April 15, 1999.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      Nir E. Margalit                             (602) 423-1954
          (Name)                          (Area Code)  (Telephone Number)



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               |X| Yes   |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company recorded a loss before income taxes and extraordinary charges of $53.8 million for the year ended December 31, 1998, compared to $49.7 for the prior year period. Revenues decreased 18.0% to $184.0 million due primarily to the disposition of certain long term care facilities in fiscal 1998. Wages and related expenses decreased 14.2% to $99.7 million. Other operating expenses decreased 13.1% to $73.5 million. Interest expense decreased from $20.1 million in 1997 to $12.1 million in 1998. Impairment losses and reorganization expenses for 1998 amounted to $23.4 million and $5.5 million, respectively.

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                         RainTree Healthcare Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused its notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 1, 1999     By    /s/  MICHAEL A. JEFFRIES
                               --------------------------------------------
                               Name   Michael A. Jeffries
                               Title  President and Chief Executive Officer



Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



















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